

May 15, 2013

Via E-Mail
Donald A. Miller
President, Principal Executive Officer and Director
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re:** **Piedmont Office Realty Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34626**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   We note from your disclosure on page 20 that over 14% of your leases expire in 2013. In future Exchange Act periodic reports, to the extent a material amount of your leases expire by the end of the current fiscal year, please discuss the relationship of market rents and expiring rents. Also, please compare rents on new and renewed leases to prior rent, based on effective rent.

Property and Same Store Net Operating Income (Cash Basis), page 36

2.   We note your disclosure at the top of page 38 where you attribute the decrease in NOI to both occupancy and rental rate changes. In future Exchange Act periodic reports, please expand this disclosure to address the relative impact of occupancy and rental rate changes on your same store performance.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

3.   In future filings, please revise to present separate line items for acquisitions of real estate assets and capitalized expenditures as opposed to the single line item investments in real estate assets and real estate related intangibles, net of accruals.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant